Exhibit 3.1

THIRD AMENDMENT TO

FOURTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

EQM MIDSTREAM PARTNERS, LP

This Third Amendment (this “Amendment”) to Fourth Amended and Restated Agreement of Limited Partnership of EQM Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), dated as of April 10, 2019, as amended by the First Amendment thereto, effective as of October 9, 2019, as further amended by the Second Amendment thereto, effective as of February 26, 2020 (as so amended, the “Partnership Agreement”), is hereby adopted effective as of April 29, 2020, by EQGP Services, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership.

RECITALS

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partners, subject to Section 5.11(b)(ii)(B), may amend any provision of the Partnership Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect a change that the General Partner determines does not adversely affect the Limited Partners considered as a whole or any particular class or sub-class of Partnership Interests as compared to other classes or sub-classes of Partnership Interests in any material respect; and

WHEREAS, Section 13.4 of the Partnership Agreement provides that meetings of Limited Partners of the Partnership shall be held at such time and place as shall be designated by the General Partner; and

WHEREAS, the General Partner has determined that, in light of the public health threat caused by the coronavirus outbreak in the United States and related concerns, it is in the best interests of the Partnership and the Limited Partners that the Partnership Agreement be amended to expressly allow meetings of limited partners via remote communication; and

WHEREAS, the General Partner has determined that the changes to the Partnership Agreement to be effected by this Amendment do not adversely affect the Limited Partners considered as a whole or any particular class or sub-class of Partnership Interests as compared to other classes or sub-classes of Partnership Interests in any material respect.

NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement, pursuant to its authority under Section 13.1(d) of the Partnership Agreement, as follows:

1.	INTERPRETATION

This Amendment is made and delivered pursuant to the Partnership Agreement. Except as otherwise provided herein, capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Partnership Agreement.

2.	AMENDMENT TO PARTNERSHIP AGREEMENT

2.1    Section 13.4 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Section 13.4    Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly. A meeting shall be held at a time and place or by remote communication as determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners and proxyholders not physically present at a meeting of the Limited Partners may by means of remote communication participate in such meeting (including by reading or hearing the proceedings of the meeting substantially concurrently with such proceedings occurring) and be deemed present in person and vote at such meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting held by means of remote communication, and this Section 13.4 and any such determination by the General Partner shall be deemed to override any contrary provisions of Section 17-302(e) of the Delaware Act. Limited Partners shall not be permitted to vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business. If any such vote were to take place, it shall be deemed null and void to the extent necessary so as not to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.”

3.	GENERAL

3.1    Full Force and Effect. Except to the extent specifically amended herein or supplemented hereby, the Partnership Agreement remains unchanged and in full force and effect.

3.2    Governing Law. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

3.3    Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment which are valid, enforceable and legal.

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IN WITNESS WHEREOF, the General Partner has caused this Amendment to be duly executed as of the date first written above.

GENERAL PARTNER:

EQGP Services, LLC

By:	/s/ Kirk R. Oliver
Name:	Kirk R. Oliver
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Third Amendment to Fourth Amended and Restated

Agreement of Limited Partnership of EQM Midstream Partners, LP